UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SpectraScience, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

84760E
(CUSIP Number of Class of Securities)

Lowell W. Giffhorn, Chief Financial Officer
Phone Number: 858-847-0200 x2019
Facsimile:858-847-0880
11568 Sorrento Valley Road, Suite 11
San Diego, California 92121
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with copies of communications to:

Otto E. Sorensen

The Law Office of Otto E. Sorensen APC

501 W. Broadway, Suite 1310

San Diego, California 92101

(619) 573-9258

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$x,xxx,xxx	$xxx.xx

*	The transaction value is estimated solely for purposes of calculating the amount of the filing fee, pursuant to Rule 0-11 under the Securities and Exchange Act of 1934. The calculation is based upon the value of the Eligible Warrants to be received by the Company in the Offer. Because there is no market for the Eligible Warrants, the value is based upon the book value of the Eligible Warrants, computed as of August __, 2016, in accordance with Rule 0-11(a)4).

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

pg. 2

This Tender Offer Statement on Schedule TO relates to the offer by SpectraScience, Inc., a Minnesota corporation (the “Company” or “Spectra”), to exchange certain of its outstanding warrants (the “Eligible Warrants”) for (i) the issuance of restricted shares of its common stock, $0.01 par value per share (the “Common Stock”) in exchange for the cancellation of the Eligible Warrants at various conversion rates based on the existing exercise price of the Eligible Warrant per the Offer to Exchange (the “Offer Price”) and the Election Form (the “Election Form”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offering Memorandum and the Election Form, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Offering Memorandum under the caption “Summary of Terms” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is SpectraScience, Inc. The address of the principal executive offices of Spectra is 11568 Sorrento Valley Road, Suite 11, San Diego, California, 92121. The telephone number of the principal executive offices of Spectra is (858) 847-0200.

(b) Securities. The information set forth in Section 10 of the Offering Memorandum under the caption “Description of Warrants to Purchase Common Stock; Source and Amount of Consideration” is incorporated herein by reference.

(c) Trading Market and Price. The Eligible Warrants do not trade on any market. The information set forth in Section 10 of the Offering Memorandum under the caption “Market for our Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This is an issuer tender offer. Spectra, the subject company, is the filing person. Spectra’s address and telephone number are set forth in Item 2 above.

Pursuant to General Instruction C to Schedule TO, the information set forth in Section 12 of the Offering Memorandum under the caption “Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The following sections of the Offering Memorandum contain information regarding the material terms of the transaction and are incorporated herein by reference.

●	Summary of Terms;

●	Risks of Participating in the Offer;

●	Section 1. Background and Purpose of the Offer;

●	Section 2. Eligibility;

●	Section 3. Exchange of Eligible Warrants;

●	Section 4. Procedures for Tendering Eligible Warrants;

●	Section 5. Acceptance of Eligible Warrants and Issuance of Common Stocks;

pg. 3

●	Section 6. Extension of the Offer; Termination; Amendment;

●	Section 7. Withdrawal Rights;

●	Section 8. Conditions of the Offer;

●	Section 10. Description of Warrants to Purchase Common Stock; Source and Amount of Consideration;

●	Section 11. Information Regarding Spectra;

●	Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements;

●	Section 13. Accounting Consequences of the Offer;

●	Section 14. Legal Matters; Regulatory Approvals;

●	Section 15. Certain United States Federal Income Tax Considerations;

●	Section 16. Fees and Expenses; and

●	Section 17. Additional Information.

(b) Purchases. The information set forth in Section 12 of the Offering Memorandum under the caption “Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 12 of the Offering Memorandum under the caption “Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (b) Purposes; Use of Securities Acquired. The following sections of the Offering Memorandum, which contain information regarding the purposes of the transaction and use of securities acquired, are incorporated herein by reference:

●	Summary of Terms; and

●	Section 1: Background and Purpose of the Offer.

(c) Plans. Except as disclosed in the Offering Memorandum, the Company currently has no plans, proposals or negotiations that relate to or would result in:

●	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Spectra or any of its subsidiaries;

●	any purchase, sale or transfer of a material amount of assets of Spectra or any of its subsidiaries;

●	any material change in the present dividend rate or policy, or indebtedness or capitalization of Spectra;

●	any change in the present Board of Directors or management of Spectra, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

●	any other material change in Spectra’s corporate structure or business;

●	any class of equity securities of Spectra to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities exchange;

●	any class of equity securities of Spectra becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

●	the suspension of Spectra’s obligation to file reports under Section 15(d) of the Exchange Act;

pg. 4

●	the acquisition by any person of additional securities of Spectra, or the disposition of securities of Spectra; or

●	any changes in the Spectra’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Spectra.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 10 of the Offering Memorandum under the caption “Description of Common Stock Purchase Warrants; Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) Securities Ownership; Securities Transactions. The information set forth in Section 12 of the Offering Memorandum under the caption “Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offering Memorandum under the caption “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b) Financial Information; Pro Forma Information. The financial information set forth in Item 8 Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 30, 2016, and the financial information set forth in Section 11 of the Offering Memorandum under the caption “Information Regarding Spectra,” Section 13 of the Offering Memorandum under the caption “Accounting Consequences of the Merger” and Section 17 of the Offering Memorandum under the caption “Additional Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Offering Memorandum is hereby incorporated by reference:

●	Section 11. Information Regarding Spectra;

●	Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements;

●	Section 14. Legal Matters; Regulatory Approvals; and

●	Section 15. Certain United States Federal Income Tax Considerations.

(c) Other Material Information. The information set forth in the Offering Memroandum and the Election Form, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Warrants to Purchase Common Stock Issued Between January 27, 2012 and March 14, 2016

(a)(1)(B)	Election Form

(a)(1)(C)	Withdrawal Form

(a)(1)(D)	Letter from Lowell W. Giffhorn, Chief Financial Officer of the Company, to holders of Eligible Warrants dated August __, 2016

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

pg. 5

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2016	SpectraScience, Inc.

	By:	/s/ Lowell W. Giffhorn
	Name:	Lowell W. Giffhorn
	Title:	Chief Financial Officer

[Signature Page to Schedule TO]

pg. 6

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Warrants to Purchase Common Stock Issued Between January 27, 2012 and March 14, 2016

(a)(1)(B)	Election Form

(a)(1)(C)	Withdrawal Form

(a)(1)(D)	Letter from Lowell W. Giffhorn, Chief Financial Officer of the Company, to holders of Eligible Warrants dated August __, 2016

pg. 7